Exhibit (a)(1)(i)

Agilent Communications Toolkit
May 2003

Slide 1:
Stock Option Exchange Program

Speaker Notes:

Last January we informed you about the proposal to amend the Stock Option Plan to conduct a one-time stock option exchange program for employees. Agilent stockholders approved this proposal at their meeting on March 4.

The program began May 20 and was announced via InfoSpark. I’d like to spend some time today to talk about the highlights of this program.

Slide 2:
Agenda

•	Stock Option Program review

•	Program details

•	Participation risks

•	Process

•	Key dates

•	Contact information

Speaker Notes:

Here is a summary of the topics we will cover. We’ll start with how stock options work, then move into some of the details of the program itself.

Please wait until the end of the presentation to see if your question is answered as we go along. Because there are strict regulations governing this type of program, there may not be much I can add to the material here, but you’ll have a number of resources for getting the information you need to determine whether to participate in the program if you are eligible to do so.

Slide 3:
What is a Stock Option?

A stock option is the opportunity to purchase shares of stock in the future at a price that is fixed when you receive the option.

Example

Grant date	Grant price	# of shares	Expiration date

May 17, 2000	$80.28	100	May 16, 2010

Speaker Notes:

The typical stock option grant that Agilent gives to employees has a term of 10 years and vests 25% each year for four years.

The terms and conditions sometimes vary because of country-specific requirements.

The example shown here was the Founders’ Grant, with which most employees are familiar.

Slide 4:
Why Offer a Stock Option Exchange Program?

•	Many options were granted when economy was strong and stock market was much stronger

•	Majority of options were granted above $40, more than twice the current stock price

•	Industry downturn has been long and severe

•	Underwater options waste a scarce resource

Speaker Notes:

At the time Agilent was a new company, our stock price experienced a steep increase. Unfortunately, our stock price declined in 2001 and 2002 during the overall market downturn.

“Underwater” means that the exercise price of a stock option is higher than the price of the actual stock.

For example, the Founders’ Grant has an exercise price, or grant price, of $80.28 per share. Agilent’s stock has recently been trading below $20 per share.

Stockholders have approved Agilent to use a set number of shares for stock option grants. If most of the grants that have been made are underwater, it results in a waste of a valuable resource. Most of these options will continue to effect Agilent’s dilution rate for the life of the stock option because they have little or no chance of ever being exercised.

Slide 5:
Program Details

•	Program is completely voluntary

•	Offering Period closes 5 p.m. Pacific Time, June 18

•	Retirees, Section 16 officers and Board of Directors excluded•Agilent 1999 Stock Plan only • HP converted options are not eligible •Eligible options have grant price greater than $25

Speaker Notes:

Section 16 executive officers are typically those who report directly to Ned Barnholt.

HP-issued options converted to Agilent options at the split are not eligible for this program. HP options were issued under the HP stock option plan and if those options were canceled, we would not be able to reissue options from that reserve.

Only current employees are eligible to participate. Retirees and other former employees are not eligible.

Slide 6:
Program Details (continued)

•	Elections can be made grant by grant

•	New grants will have two-year vesting (50%-50%)

•	Current remaining life of options stays intact

Speaker Notes:

Employees who hold options will be able to pick and choose which options they want to exchange and which they want to hold.

The new options will vest over a two-year period at 50% each year, except in France.

The existing remaining life of your original option will stay intact with the grant of the new options. For example, if the original grant date of one of your options (The Founders’ Grant) is May 17, 2000, it has an expiration date of May 16, 2010, in most countries. The new grant will have the same expiration date.

Note to presenter: There are exceptions in France and Switzerland.

Slide 7:
Program Details (continued)

•	France

•	Employees who received a stock option award on December 3, 2002, must surrender options at a 1:1 exchange to participate

•	All options will vest 100% after 4 years

•	Stock options will have a new 10-year life

•	Anticipated new option grant date is January 7, 2004

•	Switzerland

•	Options will have a new 10.5-year life

Speaker Notes:

[Note to presenter: Use this slide only if you are presenting to audiences that are comprised of or include employees from France and/or Switzerland.]

France –

•	There are restrictions in France due to our approved stock option sub-plan which provides employees with favorable tax treatment

•	December 3, 2002 grants fall within the six-month look-back period and thus must be included in the exchange if an employee elects to exchange any other grants

Switzerland –

•	Options will vest 50% each year for two years, but they will have a new 10.5-year life.

Slide 8:
Exchange Ratios

Exercise price range	Exchange ratios	100 shares replaced by

$25.01 to $39.99	1.5 : 1	66 shares
$40 to $69.99	2 : 1	50 shares
$70 to $89.99	2.5 : 1	40 shares

Exercise price range	Exchange ratios	100 shares replaced by

$90 and above	4 : 1	25 shares

New exercise price will be FMV of Agilent stock on grant date, which is anticipated to be December 22, 2003* (except in France)

Speaker Notes:

This table shows the ratios at which option shares will be exchanged.

This program required stockholder approval. In order to gain stockholder approval for this program, exchange ratios were designed to create a value-neutral exchange. A value-neutral exchange is one where the value of the new options granted approximates the value of the options being surrendered. The exchange ratios shown above will decrease the total number of options outstanding and will benefit stockholders by decreasing potential stockholder dilution.

For example, consider the Founders’ Grant. Many employees hold an option to purchase 100 shares granted on May 17, 2000, at a grant price of $80.28 per share. If an employee elects to exchange these shares, they will receive one new share for every two-and-a-half shares exchanged. In this case, the employee would receive a promise to grant a new option to purchase 40 shares. The exercise price would be the Fair Market Value (FMV) of Agilent stock on December 22, the anticipated grant date.

Slide 9:
Participation Risks

•	You must be employed with Agilent continuously until new options are granted

•	New exercise price may be higher than exercise price of options you surrendered

•	Tax consequences and other specific issues vary by country

•	Other risks are detailed in the Tender Offer documents

Speaker Notes:

A very important consideration about the program and your decision whether or not to participate is the requirement that you must be continuously employed by Agilent throughout the program. If, for any reason – including, but not limited to, voluntary termination, involuntary termination, divestiture, workforce management, death, total and permanent disability, retirement due to age or outsourcing – you do not remain continuously employed by Agilent through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you elected to exchange. We’ll talk more about this in a minute. If you choose to exchange those options, your new grant price will be determined on the date the new options are granted.

For example, if you turn in 1200 options granted at $25.76, you will receive 800 new options at the FMV of Agilent stock, even if the FMV on that day is $30. You need to look at each of your own option holdings and make your own individual decisions.

Please take the time to read your country-specific information available to you. Some countries may require employees to pay taxes as a result of participating in the offer to exchange and other countries may not.

It is recommended that you consult a tax or financial advisor to help you decide whether or not to participate in this program.

Slide 10:
Workforce Management

•	Return to profitability is Agilent’s number one goal

•	Workforce management decisions are based on business need

•	Employees who are impacted by workforce management should carefully consider the consequences of electing to participate

Speaker Notes:

Agilent’s return to profitability is our number-one goal. Any possible future decisions about workforce management will be determined based on business needs.

There is no general “blackout” on workforce management notifications or terminations as a consequence of the Stock Option Exchange Program.

Since employees must be continuously employed until the the new grant date, it is important to realize that if an employee elects to participate, their options will be canceled and unless they are continuously employed until December 22 (the expected new grant date, except in France), they would not receive new options in exchange.

Slide 11:
Mellon Investor Services

•	Third-party administrator for the program

•	Web site for online election process

•	Communications through Mellon

•	E-mail PIN to eligible employees (election packages sent to those on LOA or without Agilent e-mail address)

•	“Promise to Grant Stock Option” letter

•	“No Election” letter

Speaker Notes:

Mellon has created a Web site for employees to be able to read the documents relating to the program. You will be able to see your stock option grants and how many shares you would get in return for each option grant you have, should you choose to exchange them.

You should have all received an e-mail from Mellon by now including a link to the Web site and your PIN (personal identification number) for accessing the site. This is a unique PIN intended for this program only.

If you did not receive an email and PIN, please call Mellon. (Phone numbers listed on the “Where to get More Information” slide)

After the offering period has ended, Mellon will send you one of two documents:

1.     If you make any elections to exchange options, you will receive a “Promise to Grant Stock Option” letter. This confirms that your options were canceled and that you will receive new options at the time the new options are granted, as long as you are employed continuously until the date the new options are granted.

2.     If you do not make any elections to exchange options, you will receive a “No Election” letter. Please watch for one of these documents at the end of June and check to be certain you received the appropriate letter and that your information is accurate.

Slide 12:
Online Election Process

If you elect to participate, use this process in Australia, Canada, China, Denmark, Finland, Hong Kong, India, Ireland, Israel, Korea, Malaysia, Mexico, New Zealand, Norway, Puerto Rico, Singapore, Sweden, Taiwan, Thailand, UK, U.S.

1.	Use your employee # and PIN to access Mellon Web site

2.	Read terms and conditions on the election screen

3.	Make elections online by 5 p.m. PT, June 18, 2003

4.	Print a copy of election agreement for your records

Speaker Notes:

Note to presenter: This and the following slide outline the two enrollment processes, which vary by country. Use both if you are presenting to employees in countries that use both processes. If your audience is subject solely to one of the two processes, you only need to show the slide that applies to them.]

The Mellon Web site will have all of the screens with substantive information translated into other languages. The languages available will be:

Chinese (Simplified), Chinese (Traditional), Danish, Dutch, French, German, Italian, Japanese, Korean, Malay, Portuguese, Spanish

Slide 13:
Online Election Process – Signed form required

If you elect to participate, use this process in Argentina, Austria, Belgium, Brazil, France, Germany, Italy, Japan, The Netherlands, Philippines, Russia, Spain, Switzerland, Venezuela

1.	Use your employee # and PIN to access Mellon Web site

2.	Read terms and conditions on election screen

3.	Make elections online by 5 p.m. PT, June 18, 2003

4.	Print a copy of election agreement

AND

5.	Sign election agreement and fax to Mellon

6.	Keep signed copy of election agreement and fax confirmation for your records

Speaker Notes:

In the countries listed on the slide, eligible employees will make elections online. The Mellon Web site will have all of the screens with substantive information translated into other languages. The languages available will be:

Chinese (Simplified), Chinese (Traditional), Danish, Dutch, French, German, Italian, Japanese, Korean, Malay, Portuguese, Spanish

The process also requires you to send in a singed hard-copy election agreement form. It must be received by Mellon by 5 p.m. Pacific Time on June 18 in order for your election to be valid. If it is received after the deadline, you will not be allowed to participate in the stock option exchange program.

Mellon will check a box that appears on the Welcome Back screen within 48 hours of receiving your signed election agreement. If you do not have access to the Web site, you should call Mellon after a reasonable period of time has passed to confirm that your signature page was received.

Slide 14:
Key Dates

•	May 20, 2003

–	Exchange Program announced

–	Offer Period begins

•	June 18, 2003

–	Offer Period ends

–	Last day to make or change elections

–	Elections must be received by 5 p.m. Pacific Time to be valid

•	December 22, 2003

–	Anticipated grant date for new options*

* Except in France

Speaker Notes:
Here are the key dates...

Slide 15:
SEC Restrictions

•	U.S. Securities Exchange Commission (SEC) sets strict guidelines on option exchange program communications

•	Managers should refer employees with questions to the tender offer documents

•	Agilent cannot advise employees whether or not to participate

•	Agilent Managers, employees and the Mellon call center cannot answer questions on tax treatment beyond what is provided in these documents

Speaker Notes:

The U.S. Securities and Exchange Commission (SEC) strictly regulates all communications covering tender offers. Agilent cannot provide written information to employees regarding the proposal, including emails, unless the text of the message has already been filed with the SEC. In addition, it is not permitted for Agilent or any Agilent manager to advise employees on whether or not they should participate in the option exchange program.

After reading the “Guides to Issues” for their particular country, employees may have questions about the tax treatment in their particular country. However, Agilent managers, other Agilent employees and the Mellon help line cannot answer specific questions on tax treatment beyond what is in the tender offer materials due to strict SEC guidelines.

In many countries there is currently no definitive answer on how this type of stock option exchange program may be taxed. Each employee is encouraged to consult with his or her own financial advisor if he or she has questions about potential tax treatment. Agilent and Mellon cannot provide additional information beyond what is in the tender offer documents.

Slide 16:
Where To Get More Information

For Election Process and Questions
Mellon Investor Services Web site

http://www.corporate-action.net/agilent

1-888-778-1312 (U.S.) or 201-329-8467

Additional Resources
Agilent Stock Option Web site – for FAQs, slides, etc.

http://stockoptions.corporate.agilent.com Agilent Investor Web site – for all documents filed w/ SEC

http://investor.agilent.com Agilent’s Global Equity Department

agilent_globalequity@agilent.com

Speaker Notes:

Mellon’s Web site has information about the program, including a link to the Offer to Exchange.

The Agilent stock option Web site has a link to the tender offer documents, which includes frequently asked questions. These slides will also be available at this site.

Agilent’s Investor Web site will have a complete copy of the Tender Offer documents.

You can log onto MEIDAS to see your stock option grant history.

If you still need help or have questions after checking with these resources, call Mellon Investor Services at the numbers shown above. You can talk directly to a representative from 6 a.m. to 9 p.m. Pacific Time, Monday through Friday.

Slide 17:
Disclaimer

These materials do not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange.

Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at http://www.sec.gov The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (from within the U.S.) or 201-329-8467 (from outside the U.S.) at no charge to caller.